UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

COLONY CAPITAL, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.875% CONVERTIBLE SENIOR NOTES DUE 2021
(Title of Class of Securities)

19624RAB2
(CUSIP Number of Class of Securities)

Ronald M. Sanders, Esq.
Executive Vice President, Chief Legal Officer and Secretary
Colony Capital, Inc.
515 S. Flower Street, 44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

David. W. Bonser, Esq.
Tiffany Posil, Esq.
Hogan Lovells US LLP
555 13th Street NW
Washington, D.C. 20004-1109
(202) 637-5600 (Phone)
(202) 637-5910 (Fax)

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,811,000	$14,642.87
(1)
Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that all $112,811,000 aggregate principal amount of the issuer's 3.875% Convertible Senior Notes due 2021 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Notes.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2020, equals $129.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $14,642.87	Filing Party: Colony Capital, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 27, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2020 (together with any amendments or supplements thereto, the “Schedule TO”) by Colony Capital, Inc., a Maryland corporation (the “Company”). The Schedule TO relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 3.875% Convertible Senior Notes due 2021 (the “Convertible Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the accompanying Press Release, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(5)(i), respectively.
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.
ITEM 4. TERMS OF THE TRANSACTION.
The information set forth in Item 4 is hereby amended and supplemented by the following:

(1)	The first full sentence of the cover page of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
“THE OFFER (AS DEFINED BELOW) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 24, 2020, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”) OR EARLIER TERMINATED.”

(2)	The bolded second paragraph of page iv of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
“THIS OFFER TO PURCHASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE IN ANY U.S. STATE IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE SECURITIES OR “BLUE SKY” LAWS. WE ARE NOT AWARE OF ANY U.S. STATE WHERE THE MAKING OF THE OFFER IS NOT IN COMPLIANCE WITH APPLICABLE LAW. IF WE BECOME AWARE OF ANY U.S. STATE WHERE THE MAKING OF THE OFFER OR THE ACCEPTANCE OF CONVERTIBLE NOTES PURSUANT THERETO IS NOT IN COMPLIANCE WITH APPLICABLE LAW, WE WILL MAKE A GOOD FAITH EFFORT TO COMPLY WITH THE APPLICABLE LAW. IF, AFTER SUCH GOOD FAITH EFFORT, WE CANNOT COMPLY WITH THE APPLICABLE LAW, THE OFFER WILL NOT BE MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF CONVERTIBLE NOTES IN SUCH STATE.”

(3)	The second sentence of the final paragraph of page 12 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
“The Company reserves the absolute right in its sole discretion to reject any or all tenders that are not in proper form.”

(4)	The third sub-bullet point under the second bullet point of page 16 of the Offer to Purchase is hereby deleted in its entirety.

(5)	The fourth sub-bullet point under the second bullet point of page 16 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
“the commencement or escalation of any war, armed hostilities or other national or international calamity, including, but not limited to, an act of terrorism, a pandemic, or an escalation of the impacts of the recent COVID-19 viral outbreak as a result of precautionary or emergency measures, recommendations or orders taken, issued or reinstated by any governmental or regulatory authority in response to the COVID-19 viral outbreak, directly or indirectly involving the United States, on or after August 27, 2020."

(6)	The first sentence of the second full paragraph of page 17 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
“The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its reasonable discretion, regardless of the circumstances giving rise to any such condition (other than any action or failure to act by the Company), and may be waived by the Company in whole or in part, at any time and from time to time at or prior to the Expiration Time, in the sole discretion of the Company, whether or not any other condition of the Offer is also waived.”

(7)
The first three sentences of the first paragraph of the section titled “Other Material Information” on page 27 of the Offer to Purchase are hereby deleted in their entirety and replaced with the following:

“We are not aware of any U.S. state where the making of the Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of the Offer or the acceptance of Convertible Notes pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders of Convertible Notes in such state.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 2, 2020

COLONY CAPITAL, INC.

By:	/s/ Ronald M. Sanders
Name:	Ronald M. Sanders
Title:	Executive Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated August 27, 2020.*
(a)(5)(i)	Press Release.*

(d)(1)
Indenture, dated as of April 10, 2013, between Colony Financial, Inc. and The Bank of New York Mellon, (filed as Exhibit 4.1 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on April 10, 2013, File No. 001-34456, and incorporated by reference herein).*

(d)(2)
Second Supplemental Indenture, dated as of January 28, 2014 (filed as Exhibit 4.2 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on January 28, 2014, Filed No. 001-34456, and incorporated by reference herein).*

*Previously filed.